February 9, 2009

EDGAR

Terry French

Accountant Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	Iptimize, Inc.
File No. 0-52830
Item 4.02 Form 8-K
Filed January 29, 2009

Dear Terry French:

This letter is in response to your February 3, 2009 Comment Letter (the “Comment Letter”) to Mr. Donald W. Prosser, Chief Financial and Accounting Officer of IPtimize, Inc. (the “Company”), as indicated above.

This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary, and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred above.

Comment:

1. Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

Response:

We will amend the Form 8-K filed January 29, 2009 to include the following language regarding communication with the independent accountant:

“The error in the calculation of the embedded beneficial conversion feature was discovered in the process of the Company’s preparation of answers to a comment letter received from the SEC regarding its filing for Fiscal 2007. The Audit Committee of the Board discussed the foregoing matter with the Company’s Independent Accountants. The Company with its independent accounting firm, under the supervision of its Audit Committee and with the assistance of an independent accounting expert, are inquiring into the circumstances relating to the foregoing error to assure that there are no other financial reporting or disclosure control items that may be of concern. Due to the ongoing nature of this inquiry, at this juncture, the Company is unable to assess definitively the impact such inquiry may have upon its prior public reports. Nor has the Company determined what changes, if any, will be required to the previously reported results of operations or financial position in response to the inquiry. Once the ongoing inquiry is completed and the results are finalized, the Company will amend and restate its financial statements, as may be appropriate. The Company intends to complete its inquiry in progress and to publish restated financial statements by March 1, 2009.

Comment:

2. We note your intention to restate your financial statements for the years ended December 31, 2006 and 2007. When you file your restated financial statements describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, describe the basis for the officer’s conclusions.

Response:

The comment noted. The Company intends to provide its re-assessment of the effectiveness of its controls and procedures as required under Item 307 of Regulation S-K when its public reports containing the subject financial statements are amended and refilled with the SEC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Response:

The Company acknowledges the foregoing and that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

the SEC staff’s comments or changes to disclosure in response to the staff’s comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *        *         *        *        *        *

We appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Very Truly Yours,

/s/ Donald W. Prosser
Donald W. Prosser CPA Chief Financial Officer